EXHIBIT 2.1

Dated 6 July 2007

TELE2 EUROPE S.A.

and

INVITEL TÁVKÖZLÉSI SZOLGÁLTATÓ ZRT.

BUSINESS QUOTA SALE AND PURCHASE AGREEMENT

relating to the sale and purchase of the entire business quota in Tele2 Magyarország Kft.

Table of Contents

1	Interpretation	3

2	Agreement to Sell the Business Quota	9

3	Consideration	9

4	Conditions	10

5	Pre-Closing	12

6	Closing	14

7	Post-Closing Purchase Price Adjustment	14

8	Warranties	17

9	Limitation of Seller’s Liability	18

10	Claims	21

11	Use of the Seller’s Group’s Intellectual Property	22

12	Service Level Agreements	22

13	Restrictive Covenant of the Seller	22

14	Confidentiality	23

15	Other Provisions	24

Schedules

Schedule 1	The Company	29

Schedule 2	Closing Obligations	30

Schedule 3	Warranties given by Seller	31

Schedule 4	Warranties given by Purchaser	38

Annexes*

Annex A	2006 Accounts

Annex B	Net Indebtedness and Working Capital Calculation Principles and Example to Calculate the Purchase Price

Annex C	Data Room Index

Annex D	Key Employees

Annex E	Trademark License Agreement

Annex F	Framework Migration Agreement and Framework Service Agreement

Annex G	Intellectual Property

Annex H	Employment Positions as of July 3, 2007

Annex I	Billing Accuracy and Feasibility Test

*	The registrant will furnish supplementally a copy of any omitted annex to the Commission upon request.

This business quota sale and purchase agreement (the “Agreement”) is made on 6 July 2007 between:

(1)	Tele2 Europe S.A., a company incorporated in Luxembourg whose registered office is at 75 Rte de Longwy, Bertrange 8080 Luxembourg (the “Seller”); and

(2)	INVITEL TÁVKÖZLÉSI SZOLGÁLTATÓ ZRT. a company incorporated in Hungary whose registered office is at H-2040 Budaörs, Puskás Tivadar u. 8-10, Hungary (the “Purchaser”, and together with the Seller, the “Parties”).

Whereas:

(A)	The Seller wishes to sell the Business Quota (as defined below) and to assume the obligations imposed on the Seller under this Agreement.

(B)	The Purchaser wishes to purchase the Business Quota and to assume the obligations imposed on the Purchaser under this Agreement.

It is agreed as follows:

1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Accenture Claim” means the claim Tele2 Sverige AB has against Accenture AB relating to Accenture AB’s failure to supply a billing system to Tele2 Sverige AB in accordance with the frame supply agreement concluded between Tele2 Sverige AB and Accenture AB; Tele2 Sverige AB has initiated arbitration under the frame supply agreement against Accenture AB and is claiming compensation for costs, losses and damages etc. suffered by its subsidiaries (including the Company);

“Accounts” means the audited accounts of the Company for the twelve month period ended on the Accounts Date attached as Annex A;

“Accounts Date” means 31 December 2006;

“Active 90 Subscriber” means a customer who has generated revenue for the Company within the last 90 days;

“Adjusted Purchase Price” has the meaning given to it in Clause 3.1.1;

“Affiliate” (whether capitalised or not) shall mean when used with respect to a person, any other person that:

(a)	directly or indirectly (through one or more intermediaries) controls, or is controlled by, or is under common control with, such first mentioned person; or

(b)	beneficially owns, holds or controls more than 50% of the equity interest in the first mentioned person;

“Agreed Exchange Rate” means the HUF/EUR spot rate of the European Central Bank at 2:15 p.m. Central European Time on the date of this Agreement;

“Agreed Interest Rate” means an annual interest rate corresponding to three (3) months EURIBOR plus 3 per cent;

“Billing Accuracy and Feasibility Test” means the test outlined in Annex I of this Agreement;

“Business Day” means a day, which is not a Saturday, a Sunday or a public holiday in Hungary;

“Business Quota” means the business quota representing 100 per cent. of the registered capital of the Company;

“Closing” means the completion of the sale of the Business Quota pursuant to Clause 6 of this Agreement;

“Closing Date” means the date on which Closing shall take place;

“Closing Date Net Indebtedness” means the Net Indebtedness of the Company as at the Closing Date, as determined in accordance with Clause 7;

“Closing Date Net Working Capital” means the amount of the Net Working Capital of the Company as of the Closing Date;

“Company” means TELE2 Magyarország Kft., details of which are set out in Schedule 1;

“Competition Consent” has the meaning given to it in Clause 4.2.2;

“Confidentiality Agreement” means the confidentiality agreement entered into between the Seller and the Purchaser on 6 December 2006;

“Current Assets” means accounts receivables from trade, accounts receivable from the Seller’s Group, short term income tax receivables, short term receivables, prepaid expenses, accrued revenues and short term receivables from the Seller’s Group, in each case net of provisions. An example of the calculation of Current Assets is set out at Annex B;

“Current Liabilities” means advance payments from customers, trade accounts payable, accounts payable to the Seller’s Group, income tax liabilities, other short term interest-free liabilities, accrued expenses (including accruals for tax liabilities), deferred income, short term interest free loans to the Seller’s Group, short term loans to associated companies, and other short term provisions (such as disputes). An example of the calculation of Current Liabilities is set out at Annex B;

“Data Room Documentation” means (i) the documents listed in the data room index attached as Annex C, (ii) the information as well as the questions and answers made available in the data room at 3 Széchenyi rkp., 1054 Budapest, Hungary, in the offices of Andrékó Linklaters up to and including 28 June 2007, (iii) the written presentation of the management of the Company to the Purchaser on 31 January 2007, (iv) all information contained in, and the full contents of any document attached and/or enclosed in written correspondence (including e-mails) sent by (a) any of the Seller, the Seller’s Financial Advisor and/or Andrékó Linklaters to (b) any of the Purchaser, KPMG Hungária Kft. and/or Réczicza White & Case LLP in connection with the transaction contemplated by this Agreement;

“Debt” means:

(a)	the principal amount of all indebtedness for borrowed money, whether or not evidenced by a promissory note or other certificate, owed by the Company to any person;

(b)	the principal amount of all deferred purchase price payments owed by the Company for goods or services purchased other than trade payables or trade accruals not past due;

(c)	the principal amount of all liabilities of the Company under letters of credit and guarantees, except to the extent that the purpose of the same is to secure trade payables (excluding bank guarantees given on behalf of the Company to incumbent operators in the ordinary course of business);

(d)	the net of the individual asset and liability positions of the Company resulting from the fair valuation of financial instrument contracts (including swaps, forwards, options, futures and other similar derivative or hedging instruments);

(e)	all amounts owed by the Company under leases of the Company classified under Hungarian generally accepted accounting standards as finance leases (for the avoidance of doubt, long term leases (tartós bérlet) and operating leases (operatív lízing) shall not be considered as finance leases); and

(f)	accrued interest on any indebtedness, obligation, claim or liability described in paragraphs (a) through (e) above.

“Disclosure Letter” means the letter dated on the same date as this Agreement from the Seller to the Purchaser, as updated and delivered by the Seller to the Purchaser at Closing;

“Dispute Notice” has the meaning given in Clause 7.2;

“Draft Closing Date Statement” has the meaning given in Clause 7.1;

“Encumbrance” means charges, mortgages, liens, retentions of title, rights of pre-emption, rights of first refusal, options, pledges or other security interests;

“Estimated Closing Date Net Indebtedness” means the Seller’s estimation of the Net Indebtedness of the Company as at the Closing Date and notified by the Seller to the Purchaser no less than five (5) Business Days and no greater than ten (10) Business Days prior to the Closing Date;

“Estimated Closing Date Net Working Capital” means the Seller’s estimation of the Closing Date Net Working Capital, notified by the Seller to the Purchaser no less than five (5) Business Days and no greater than ten (10) Business Days prior to the Closing Date;

“Expert” has the meaning given in Clause 7.2;

“Final Closing Date Statement” has the meaning specified in Clause 7.2;

“Framework Migration Agreement” means the framework migration agreement in Annex F to this Agreement;

“Framework Service Agreement” means the framework service agreement in Annex F to this Agreement;

“Governmental Authority” means any national, federal, regional, state, local or other court, administrative agency or commission or other governmental, administrative or regulatory body, authority, agency or instrumentality;

“Guarantee” means the guarantee provided by Tele2 Sverige AB to Calyon Bank on which basis Calyon Bank’s Hungarian affiliate issued bank guarantees to mobile operators and incumbent operators for the obligation of the Company to pay interconnect fees and which guarantee shall be be released as at Closing;

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary;

“Intellectual Property” means trade marks, service marks, trade and business names, domain names, logos, patents, know-how, inventions, design rights, copyrights, software and other similar rights and applications to apply for registration of any of the foregoing;

“Key Employees” means the employees listed in Annex D;

“Long Stop Date” means the date which is 180 days following the date of this Agreement;

“Losses” means all losses, damages, penalties, fines, costs and expenses (including, without limitation, reasonable legal fees);

“Material Adverse Change” means any change or development that either individually or in combination with other changes or developments has a Material Adverse Effect;

“Material Adverse Effect” means any material adverse effect on the business, assets, liabilities, condition (financial or otherwise), prospects and/or results of operation of the Company, taken as a whole, except for any of the following:

(g)	changes in general political conditions;

(h)	changes in industry conditions that do not disproportionately effect the Company;

(i)	changes resulting from the announcement of the transaction under this Agreement;

(j)	changes resulting from the Parties’ compliance with the terms of this Agreement;

(k)	changes in law; or

(l)	acts of terrorism or war;

“Material Contract” means any contract currently in force which:

(i)	limits the ability of the Company to engage in any material line of business or to compete with any person in respect of any material business;

(ii)	involves a joint venture between the Company and any other person or under which the Company is to participate with any other person in any business (other than pursuant to the terms of this Agreement);

(iii)	can be terminated upon a change in the direct or indirect ownership or control of the Company or whose terms, in the event of such a change of ownership or control, are different from those which apply prior to such event;

(iv)	involves interconnection with the network of a telecommunications operator;

(v)	is or involves a guarantee, indemnity or letter of credit in respect of any debt, liability or obligation of any person in an amount greater than Euro 200,000; or

(vi)	involves scheduled payments or payments which could reasonably be expected to amount to Euro 100,000 or more in any one year or involving capital expenditures of Euro 100,000 in the aggregate.

“Monthly Accounts Date” means each of the last days of the calendar months after the date of this Agreement (up to and including the Closing Date);

“Monthly Management Accounts” means the monthly management accounts of the Company;

“Net Indebtedness” means: (i) the Company’s Debt, expressed as a negative number; plus (ii) the cash and short term financial investments of the Company, calculated in Euro using the Agreed Exchange Rate, in the manner and in accordance with the principles set out in Annex B (for the avoidance of doubt, such number may be positive or negative);

“Net Working Capital” means (i) Current Assets of the Company; less (ii) Current Liabilities of the Company excluding any provision relating to interconnection fees payable by the Company which is covered by the Seller’s indemnification obligation under Clause 15.1.1(ii) of this Agreement, calculated in Euro using the Agreed Exchange Rate, in the manner and in accordance with the principles set out in Annex B;

“Notice” has the meaning given to it in Clause 15.10.1;

“Party” or “Parties” have the meanings given in the introduction to this Agreement;

“Preliminary Purchase Price” has the meaning given to it in Clause 3.2;

“Purchaser’s Group” means the Purchaser and its Holding Companies, subsidiaries and subsidiaries of such Holding Companies from time to time;

“Purchase Price” means the consideration to be paid by the Purchaser to the Seller for the Business Quota pursuant to this Agreement;

“Restricted Service” means the provision of fixed line telephony and/or internet services;

“Seller’s Financial Advisor” means Citigroup Global Markets Limited;

“Seller’s Group” means the Seller and its Holding Companies subsidiaries and subsidiaries of such Holding Companies from time to time;

“Seller’s Warranties” means the warranties given by the Seller pursuant to Clause 8.1.1 and Schedule 3 and “Seller’s Warranty” means any one of them;

“Subsidiary” means in relation to any company or corporation, a company or corporation: (i) which is controlled, directly or indirectly, by the first mentioned company or corporation; (ii) more than half the issued share capital of which is beneficially owned, directly or indirectly, by the first mentioned company or corporation; or (iii) which is a Subsidiary of another Subsidiary of the first mentioned company or corporation. For the purposes of the definition of Subsidiary, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to (a) direct its affairs and/or (b) control the composition of its board of directors or equivalent body;

“Tax” means any and all international, national, European, federal, regional, state, local or other taxes, assessments, fees, levies, duties and other charges imposed by any Governmental Authority, including income, gross receipts, net proceeds, alternative or minimum tax, ad valorem, turnover, sales, use, property, personal property, franchise, transfer, licence, corporation, capital gains, duties, social security contributions or fees, value added, withholding, stamp duty, payroll, employment, unemployment, fuel, excess profits, occupational severance, estimated and any other taxes or excises and all penalties, charges, costs and interest relating thereto;

“Tele2 AB” means Tele2 AB with its registered seat at Borgarfjordsgatan 16, 164 94 Kista, Sweden;

“Tele2 Sverige AB” means Tele2 Sverige AB with its registered seat at Borgarfjordsgatan 16, 164 94 Kista, Sweden;

“Tender Process” means the tender process organised by the Seller’s Financial Advisor on behalf of the Seller in relation to the sale of the Company;

“Third Party Claim” has the meaning given to it in Clause 10.3;

“Trademark Licence Agreement” means the trademark licence agreement in Annex E to this Agreement;

“Transaction Documents” means this Agreement, the Confidentiality Agreement and all documents entered into pursuant to this Agreement; and

“Transcom Agreement” means the agreement concluded between the Company and Transcom Hungary Kft. on 29 May 2007 in relation to the provision of customer relations services.

1.2	Interpretation

While applying this Agreement:

1.2.1	the schedules and annexes to this Agreement form an inseparable part of this Agreement;

1.2.2	references to persons include legal entities and organisations without having a legal personality as well;

1.2.3	“HUF” is a reference to the lawful currency for the time being of the Republic of Hungary and “€”, “EUR” or “Euro” is a reference to Euros, the single currency of each member state of the European Union which has adopted the Euro as its lawful currency, created 1 January 1999 in accordance with the provisions of the Treaty on European Union signed at Maastricht on 7 February 1992; and

1.2.4	if the context does not suggest any other conclusion, references to sections, annexes or schedules refer to sections of or schedules or annexes to this Agreement.

2	Agreement to Sell the Business Quota

2.1	On and subject to the terms of this Agreement, the Seller agrees to sell and the Purchaser agrees to purchase the Business Quota.

2.2	The title to the Business Quota, together with all rights attaching to it as at the Closing Date, shall be transferred to the Purchaser on the Closing Date.

2.3	The Seller shall procure that on or prior to the Closing Date any and all rights of pre-emption over the Business Quota are waived irrevocably by any and all persons entitled thereto, including by obtaining any and all necessary corporate consents.

3	Consideration

3.1	Amount

3.1.1	The consideration for the purchase of the Business Quota under this Agreement shall be an amount in cash equal to the sum of:

(i)	EUR 4 million; plus

(ii)	the Closing Date Net Indebtedness; plus

(iii)	the Closing Date Net Working Capital,

as adjusted pursuant to Clause 7 (the “Adjusted Purchase Price”).

3.1.2	The Parties agree and acknowledge that in the course of determination of the consideration to be paid under this Agreement, they have taken into consideration the limitations of the Seller’s liability set out in Clause 9 and that such limitation of liability is appropriately compensated within the consideration to be paid under this Agreement.

3.2	Preliminary Purchase Price and Payment of the Preliminary Purchase Price

The Purchaser shall pay the sum of:

(i)	EUR 4 million; plus

(ii)	the Estimated Closing Date Net Indebtedness; plus

(iii)	the Estimated Closing Date Net Working Capital,

(collectively, the “Preliminary Purchase Price”) to the Seller at Closing in immediately available funds, by way of bank transfer to the Seller’s account held at Dexia Banque Internationale A Luxembourg (IBAN Account Number: LU65 0023 1251 9117 9500 EUR, Code BIC: BILLLULL).

3.3	Reduction of Consideration

If any payment is made by the Seller to the Purchaser in respect of any claim for any breach of this Agreement or pursuant to an indemnity under this Agreement, to the extent permitted by applicable law, the payment shall be made by way of adjustment of the Adjusted Purchase Price and the Adjusted Purchase Price shall be deemed to have been reduced by the amount of such payment.

4	Conditions

4.1	Conditions Precedent

The Closing of the sale and purchase of the Business Quota pursuant to this Agreement is conditional upon:

4.1.1	the obtaining of necessary clearance and approval of the concentration stipulated in this Agreement under the Hungarian Competition Act by the Hungarian Competition Office, without imposing any terms which the Purchaser determines, in its sole discretion, to amount to an unacceptable limitation or requirement on the Company, the Purchaser and/or the Purchaser’s Affliliates;

4.1.2	the Seller delivering evidence to the reasonable satisfaction of the Purchaser that all necessary waivers and consents have been obtained in respect of any and all rights of pre-emption over the Business Quota;

4.1.3	each of the Seller’s Warranties being true and correct in all material respects as at the Closing Date;

4.1.4	the Seller having performed and complied with its covenants in Clause 5 in all material respects up to and including the Closing Date;

4.1.5	since the Accounts Date, there not having occurred any change or circumstance that has resulted or would be reasonably likely to result in any Material Adverse Change;

4.1.6	termination of all contracts between any member of the Seller’s Group (other than the Company) and the Company, except for the Transcom Agreement and those contracts the survival of which is expressly provided for pursuant to the Trademark Licence Agreement, the Framework Migration Agreement, the Framework Service Agreement or the Transcom Agreement (including, for the avoidance of doubt, the Trademark Licence Agreement, the Framework Migration Agreement and the Framework Service Agreement);

4.1.7	either (i) the Purchaser having given appropriate guarantees to Calyon Bank in order for Calyon Bank’s Hungarian affiliate to maintain the bank guarantees issued in order to secure the obligations of the Company to pay interconnect fees or (ii) the Purchaser having replaced the existing bank guarantees issued by Calyon Bank’s Hungarian affiliate for the obligations of the Company to pay interconnect fees with appropriate bank guarantees, in each case such that the Guarantee is released as at Closing;

4.1.8	there being no injunction, restraining order or decree of any nature of any court or Governmental Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby; provided, however, that the party invoking this condition shall use its best efforts to have such injunction, order or decree vacated or denied;

4.1.9	the successful outcome of the Billing Accuracy and Feasibility Test (such that the criteria set out in clause 1.4 of Annex I are met) to the reasonable satisfaction of the Purchaser; and

4.1.10	Each of Tele2 Sverige AB, the Company and the Purchaser having validly executed the Framework Service Agreement and the Framework Migration Agreement, and Tele2 Sverige AB and the Company having validly executed the Trademark Licence Agreement.

4.2	Responsibility for Satisfaction

4.2.1	The Purchaser shall use its reasonable endeavours to ensure the satisfaction of the condition set out in Clause 4.1.1 as soon as possible and to make all required complete filings with the Hungarian Competition Office no later than the date which is 20 calendar days immediately following the date of this Agreement.

4.2.2	The Purchaser shall provide to the Seller a draft of the application to be submitted to the Hungarian Competition Office prior to its submission and the Seller shall have the right to comment on those parts of the application, in each case which are relevant to the Company. The Purchaser shall take into account all reasonable requests of the Seller to amend or complete those portions of the application which are relevant to the Company. The Purchaser shall also provide to the Seller a copy of any consent, clearance or approval granted by the Hungarian Competition Office (the “Competition Consent”), shall keep the Seller reasonably informed regarding the status of the Competition Consent and shall provide to the Seller any information reasonably requested by the Seller from time to time regarding the Competition Consent.

4.2.3	The Seller shall provide all reasonable assistance to the Purchaser, including provision of all necessary information and documents, in order to facilitate the satisfaction of the condition set out in Clause 4.1.1.

4.2.4	Each Party undertakes to use its reasonable endeavours to ensure that the Closing Condition, save for the Closing Condition in Clause 4.1.1 which, subject to Clause 4.2.2, shall be the sole responsibility of the Purchaser, are fulfilled as soon as reasonably practicable.

4.3	Non-Satisfaction/Waiver

4.3.1	The Purchaser shall give notice to the Seller of the satisfaction of the condition set out in Clause 4.1.1 promptly upon becoming aware of the same.

4.3.2	If the condition in Clause 4.1.1 is not satisfied on or before the Long Stop Date, the Purchaser and the Seller shall each have the right to terminate this Agreement (other than Clauses 4.3.2, 14, 15.10 and 15.13) by notice given in accordance with Clause 15.10 with immediate effect. Neither the Seller nor the Purchaser may terminate this Agreement after satisfaction of the conditions in Clause 4.1, except in accordance with this Agreement.

4.3.3	Should the condition set out in Clause 4.1.1 not be met by the Long Stop Date due to the Purchaser’s breach of any of its obligations under Clause 4.2 of this Agreement, the Purchaser shall indemnify the Seller for any and all documented Losses incurred, including but not limited to, Losses of the Seller due to the involvement of the personnel of members of the Sellers’ Group in the preparation, negotiation and process of the transaction contemplated by this Agreement.

5	Pre-Closing

5.1	The Seller’s Obligations in Relation to the Conduct of Business

The Seller shall procure that, between the date of this Agreement and Closing, the Company:

5.1.1	shall carry on its business as a going concern in the ordinary course, save in so far as consented to in writing by the Purchaser, such consent not to be unreasonably withheld or delayed;

5.1.2	shall maintain in force all existing insurance policies in all material respects on the same terms and similar level of cover prevailing at the date of this Agreement for the benefit of the Company;

5.1.3	without prejudice to the generality of Clause 5.1.1, shall not without the prior written notice to the CEO and CFO of the Purchaser, followed by the written consent of either the CEO or CFO of the Purchaser (such consent not to be unreasonably withheld or delayed):

(i)	dispose of, or agree to dispose of, any material asset, or enter into any other contract, commitment or arrangement involving consideration, expenditure or liabilities in excess of EUR 50,000 in any one year, exclusive of VAT;

(ii)	acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture;

(iii)	create, allot or issue, or grant an option to subscribe for, the registered capital of the Company, or agree to do any of the foregoing;

(iv)	enter into any merger, consolidation or sale of all or substantially all of its assets;

(v)	amend its constitutional documents except as required by law;

(vi)	amend or terminate the terms of employment of any of its managing directors, officers or employees (other than in the usual course of its business) or agree to pay any bonus to any such person which is payable at or upon Closing;

(vii)	enter into any retirement, profit sharing or share incentive scheme for the benefit of its directors, statutory managers or employees or vary any existing scheme in any material respect;

(viii)	employ any new managing director, officer or management employee;

(ix)	commence or settle any material litigation involving the Company;

(x)	amend, or agree to amend, the terms of any borrowing or Debt or create, incur, or agree to create or incur, any borrowing or Debt;

(xi)	amend in any material respect or terminate any Material Contract;

(xii)	create, or agree to create, any Encumbrance over any of its assets or redeem, or agree to redeem, any existing Encumbrance over any of its assets; or

(xiii)	take any action or enter into any transaction that could reasonably be expected to result in a material breach of any of the Seller’s Warranties.

As of the date of this Agreement, the details for the CEO and CFO of the Purchaser are as follows:

Martin Lea

Chief Executive Officer

Invitel Távközlési Szolgáltató Zrt.

Puskás Tivadar utca 8–10

2040 Budaörs

Telephone: +36 1 801 1355

Fax: +36 1 801 1555

and

Robert Bowker

Chief Financial Officer

Invitel Távközlési Szolgáltató Zrt.

Puskás Tivadar utca 8–10

2040 Budaörs

Telephone: +36 1 801 1374

Fax: +36 1 801 1551

5.2	Delivery of the Monthly Management Accounts

Between the date of this Agreement and Closing, the Seller shall deliver to the Purchaser within 25 days after each Monthly Accounts Date, the Management Accounts with respect to the Month ending on such Monthly Accounts Date.

5.3	Notice of Developments

During the period from the signing of this Agreement up to and including the Closing Date, the Seller shall notify the Purchaser of anything of which the Seller becomes aware that constitutes a material breach of one or more of the Seller’s Warranties and of any material complaints, investigations, hearings, adjudicatory or arbitral proceedings (including submissions thereto) of any Governmental Authority or arbitral tribunal (including any written communications from any Governmental Authority or arbitral tribunal that the same may be contemplated) involving the properties or other assets of the Company, and keep the Purchaser reasonably informed of such events and, at the request of the Purchaser, permit the Purchaser’s representatives reasonable access to all materials prepared in connection therewith. The Purchaser agrees to hold all confidential information (as defined under the Confidentiality Agreement) it receives from the Seller with respect to the Company and to cause its representatives who receive any such information to hold such information as confidential information under the Confidentiality Agreement until Closing occurs, will not use any of such information at any time prior to Closing except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to the Seller all copies of such information that are in its possession. Notwithstanding the foregoing provisions of this Clause 5.3, nothing in this Agreement will obligate the Seller, any of the Seller’s Affiliates or the Company to take actions that would violate the terms of any applicable law or any contract, confidentiality obligation or other undertaking or agreement to which the Seller, any of the Seller’s Affiliates or the Company is a party or to which the Seller, any of the Seller’s Affiliates or the Company or any of their respective assets are subject.

6	Closing

6.1	Date and Place

Closing shall take place at 9 am CET at 1054 Budapest, Széchenyi rkp. 3., in the offices of Andrékó Linklaters, not later than on the 6th Business Day following notification of the fulfilment or waiver of the condition set out in Clause 4.1.1 provided the rest of the conditions under Clauses 4.1.2 to 4.1.10 are fulfilled or waived or at such other location, time or date as may be agreed between the Purchaser and the Seller.

6.2	Closing Events

On Closing, the Seller and the Purchaser shall comply with their respective obligations specified in Schedule 2. The Seller may waive some or all of the obligations of the Purchaser as set out in Schedule 2 and the Purchaser may waive some or all of the obligations of the Seller as set out in Schedule 2.

6.3	Breach of Closing Obligations

If the Seller or the Purchaser fails to comply with any of their respective obligation in Clauses 3.2 or 6.2, the Purchaser, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Purchaser, shall be entitled (in addition to and without prejudice to all other rights or remedies available, including the right to claim compensation for Losses) by written notice to the other to terminate this Agreement (other than Clauses 4.3.2, 14, 15.10 and 15.13) without liability on its part.

7	Post-Closing Purchase Price Adjustment

7.1	Net Indebtedness Statement and Net Working Capital Statement

The Seller shall provide to the Purchaser within 15 Business Days following Closing its calculation of the Net Indebtedness and Net Working Capital of the Company as at the Closing Date (the “Draft Closing Date Statement”). The Draft Closing Date Statement shall be denominated in Euro and (except as required by the definitions of Net Indebtedness and Net Working Capital) shall be prepared in accordance with IFRS applied on a basis consistent with the preparation of the Accounts (to the extent that the differences between IFRS and Hungarian generally accepted accounting principles allow).

7.2	Confirmation or Objection of the Purchaser

The Purchaser shall have 15 Business Days to challenge the accuracy of the Draft Closing Date Statement by notice to the Seller, detailing such objections in reasonable detail and proposing a revised calculation (the “Dispute Notice”). If the Purchaser does not so object, or if the Purchaser agrees to the Seller’s calculation in writing, the Draft Closing Date Statement shall be the Final Closing Date Statement. In the event of a Dispute Notice being issued by the Purchaser to the Seller, the Seller and the Purchaser shall seek to resolve all matters in the Dispute Notice and agree upon the Draft Closing Date Statement. If they so agree in writing, the Draft Closing Date Statement, as agreed between the Parties (including any adjustments thereto), shall be the Final Closing Date Statement. If they can not so agree within 10 Business Days of the Seller’s receipt of the Dispute Notice, either Party may refer the dispute to Ernst & Young Hungary (the “Expert”) to resolve the disputed matters. The Expert shall attempt to resolve the disputes set forth in the Dispute Notice as promptly as practicable but in no event longer than 30 days from the date on which the Dispute Notice is referred to the Expert and shall prepare and deliver to the parties a final statement of the Net Indebtedness and the Net Working Capital of the Company as of the Closing Date (the “Final Closing Date Statement”) reflecting the resolution of such disputes. The Expert shall act as an expert and not an arbitrator and the Expert’s determination shall be final and binding on the parties. Each Party shall bear its own costs for the implementation of this procedure and shall bear the fees and other costs of the Expert in equal proportions.

7.3	Adjustment to the Preliminary Purchase Price

7.3.1	The Preliminary Purchase Price shall be adjusted as follows:

where

A = the Net Indebtedness reflected in the Final Closing Date Statement less the Estimated Closing Date Net Indebtedness

and

B = the Closing Date Net Working Capital (calculated on the basis of the information set forth in the Final Closing Date Statement) less the Estimated Closing Date Net Working Capital then

(i)	if A + B is less than EUR 0, the Seller shall pay the Purchaser an amount by which A+B is less than EUR 0; or

(ii)	if A + B is greater than EUR 0, the Purchaser shall pay to the Seller an amount equal to A + B.

7.3.2	Any payment to be made in accordance with this Clause 7 shall include interest thereon calculated from the Closing Date to the date of payment at the Agreed Interest Rate.

7.3.3	Any payments pursuant to this Clause 7 shall be made on or before 10 Business Days after the date on which the Final Closing Date Statement is agreed or determined according to this Clause 7.

7.3.4	Notwithstanding anything to the contrary in this Agreement, to the extent that a matter has been reflected in the calculation of the Preliminary Purchase Price or the Adjusted Purchase Price, no other claims can be made under this Agreement in respect of the same.

7.4	Post Closing adjustment to the Purchase Price with regard to the Accenture Claim

7.4.1	In the event that the arbitration relating to the Accenture Claim is finally settled in favour of Tele2 Sverige AB or Tele2 Sverige AB and Accenture AB enters into a settlement agreement and any compensation is paid by Accenture AB to Tele2 Sverige AB in relation to the Accenture Claim, (i) Tele2 Sverige AB shall provide the Purchaser and/or Tele2 Hungary with evidence of such final settlement in a form reasonably satisfactory to the Purchaser, and (ii) Tele2 Sverige AB will pay the relevant part of the compensation to the Company (net of any legal costs relating to the Company) against adjustment of the Purchase Price, which shall be equal to the amount of the compensation paid by Tele2 Sverige AB to the Company. The increase of the Purchase Price shall be paid by the Purchaser to the Seller simultaneously and against payment of compensation for the Accenture Claim by Tele2 Sverige AB to the Company.

7.4.2	The dispute with Accenture AB shall at all times be exclusively and unilaterally controlled by Tele2 Sverige AB. Tele2 Sverige AB is entitled to waive, settle or compromise the claims in the arbitration at its own discretion.

7.4.3	Neither the Company nor the Purchaser is entitled to any compensation whatsover relating to the Accenture Claim other than as set out in this Clause 7.4 and only to the extent and on the terms set out in this Clause 7.4.

7.4.4	Tele2 Sverige AB shall pay all costs relating to the Accenture Claim.

7.4.5	The Purchaser agrees to provide, and undertakes to procure that the Company provides, reasonable assistance to Tele2 Sverige AB relating to the Accenture Claim, including the provision of documents and information reasonably required for the arbitration proceedings.

7.5	Post Closing adjustment to the Purchase Price with regard to interconnection fee disputes

In the event that the Company or its legal successor is awarded any payment in connection with the final adjudication of currently ongoing litigation between the National Communications Authority of Hungary and incumbent Hungarian fixed line and mobile operators in relation to the retroactive modification of the interconnection fees, the Purchaser shall pay to the Seller an amount equal to any payment actually received by the Company (to the extent that such payment relates to the period prior to Closing), net of any reasonable costs and expenses (including reasonable legal fees) incurred by the Company and/or the Purchaser since Closing in connection with such final adjudication, within 30 Business days from the receipt of any such amounts by way of bank transfer to such bank account as notified to the Purchaser by the Seller. Any payment to the Seller pursuant to this Clause 7.5 shall be treated as an upward adjustment of the Purchase Price in the same amount as paid to the Seller.

7.6	Post Closing adjustment to the Purchase Price with regard to judicial supervision of the decision of the Hungarian Competition Office made in the case no. Vj. 187/2005

In the event that the Company or its legal successor is awarded with any payment in connection with the final adjudication of the procedure aimed at the judicial supervision of the decision of the Hungarian Competition Office made in the case no. Vj. 187/2005, the Purchaser shall pay to the Seller an amount equal to any payment actually received by the Company, net of any reasonable costs and expenses (including reasonable legal fees) incurred by the Company and/or the Purchaser since Closing in connection with such final adjudication, within 30 Business days from the receipt of any such amounts by way of bank transfer to such bank account as notified to the Purchaser by the Seller. Any payment to the Seller pursuant to this Clause 7.6 shall be treated as an upward adjustment of the Purchase Price in the same amount as paid to the Seller.

8	Warranties

8.1	The Seller’s Warranties

8.1.1	The Seller represents and warrants to the Purchaser that (i) the statements set out in Schedule 3 are true and accurate as of the date of this Agreement, (ii) the statements set out in paragraphs 1, 13, 14, 16 and 17 of Schedule 3 shall be true and accurate as at Closing and shall be made or deemed to be made on the Closing Date and (iii) the statements set out in paragraphs 2 through 12 of Schedule 3 shall be true and accurate in all material respects as at Closing and shall be made or deemed to be made on the Closing Date.

8.1.2	The representations and warranties set out in Clause 8.1.1 and Schedule 3 constitute the only representations and warranties made by the Seller. The Purchaser hereby acknowledges that in entering into this Agreement it has not relied on any representation, warranty or agreement, express or implied, or information from the Seller other than the representations and warranties expressly set forth in Clause 8.1.1 and Schedule 3.

8.1.3	Any Seller’s Warranty qualified by the expression “so far as the Seller is aware” or any similar expression shall, unless otherwise stated, be deemed to refer to the actual knowledge of the Seller after having made due enquiry with Gergely Kovács, László Halmos, Anders Olsson and Tünde Gönczöl.

8.2	Seller’s Disclosures

8.2.1	The Seller’s Warranties are subject to the following:

(i)	matters within the actual knowledge of the Purchaser;

(ii)	facts or circumstances which are contained or referred to in this Agreement, or which are fairly disclosed in the Disclosure Letter or in the Data Room Documentation; provided, however, that (i) an act, omission, event or circumstance shall only be deemed to be contained or referred to in this Agreement, or fairly disclosed in the Disclosure Letter or Data Room Documentation for the purposes of this Clause 8.2.1(ii) to the extent that a reasonable and prudent purchaser, advised by competent and experienced legal counsel and financial advisors, would have been capable of understanding from the information disclosed that Losses were reasonably likely to occur as a result of such act, omission, event or circumstance, and (iii) any disclosure made after the date of this Agreement in an updated Disclosure Letter shall not be deemed to qualify any of the Seller’s Warranties made on the date of this Agreement; and

(iii)	all matters which would be revealed by making a search with respect to the Company on the date of this Agreement of the Public Register of the Metropolitan Court acting as Court of Registry.

8.2.2	References in the Disclosure Letter to paragraph numbers shall be to the paragraphs in Schedule 3 to which the disclosure is most likely to relate. Such references are given for convenience only and shall not limit the effect of any of the disclosures, all of which are made against the Seller’s Warranties as a whole.

8.3	The Purchaser’s Warranties

8.3.1	The Purchaser represents and warrants to the Seller that the statements set out in Schedule 4 are true and accurate.

8.3.2	All representations and warranties set out in this Clause 8.3 or in Schedule 4 shall be repeated or deemed to be repeated on the Closing Date.

9	Limitation of Seller’s Liability

9.1	Time Limitation for Claims

The Seller shall not be liable under this Agreement in respect of any claim unless a notice of the claim is given by the Purchaser to the Seller within the following time limits and specifying the matters set out in Clause 10.1:

9.1.1	as soon as possible, but not later than thirty (30) days after the Purchaser has become aware of the facts or circumstances constituting the claim;

9.1.2	in the case of any claim under Paragraphs 1.1.1 through 1.1.5 (The Company – Corporate Information), 13 (Tax Warranties) and 13 (General) of Schedule 3 not later than sixty (60) months following Closing;

9.1.3	in the case of any claim under Paragraph 9.2.1 (Compliance with Laws) of Schedule 3, not later than twenty-four (24) months following Closing; and

9.1.4	in the case of any other claim, not later than twelve (12) months following Closing.

9.2	Minimum Claims

The Seller shall not be liable under this Agreement in respect of any individual claim where the liability agreed or determined in respect of any such claim does not exceed EUR 25,000.

9.3	Aggregate Minimum Claims

The Seller shall not be liable under this Agreement in respect of any claim unless the aggregate amount of all claims for which the Seller would otherwise be liable under this Agreement exceeds five (5) per cent. of the Adjusted Purchase Price and the Seller shall be liable for the entire amount of all such qualifying claims and not just the excess.

9.4	Maximum Liability

The aggregate liability of the Seller in respect of all breaches of this Agreement shall not exceed thirty-five (35) per cent. of the Adjusted Purchase Price.

9.5	Contingent Liabilities

The Seller shall not be liable under this Agreement and the Purchaser shall not be entitled to make a claim under this Agreement in respect of any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable; provided, however, that the foregoing shall not serve to exculpate the Seller from liability (i) for breach of the statements set forth in paragraph 10 of Schedule 3 or (ii) for any claim by the Purchaser based upon a contingent liability that has been notified to the Seller in accordance with Clause 10.1, but such contingent liability became an actual liability only after the expiration of the applicable time period under Clause 9.1.

9.6	Provisions

The Seller shall not be liable under this Agreement in respect of any claim if and to the extent that allowance, provision or reserve is specifically made in the Accounts for the matter giving rise to the claim.

9.7	Matters Arising Subsequent to this Agreement

The Seller shall not be liable under this Agreement in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance and any Losses arising therefrom, to the extent that the same would not have occurred but for:

9.7.1	Agreed Matters

Any matter or thing done or omitted to be done at the request in writing or with the approval in writing of the Purchaser.

9.7.2	Acts of the Purchaser

Any act, omission or transaction of the Purchaser or any member of the Purchaser’s Group including the Company, or their respective directors, officers, employees or agents or successors in title, after Closing (other than any act, omission or transaction required pursuant to applicable law or pursuant to the terms of any agreement entered into by the Company prior to Closing).

9.7.3	Changes in Legislation

The passing of, or any change in, after the date of this Agreement, any law, rule, regulation or administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of Taxes or any imposition of Taxes or any withdrawal of relief from Tax not actually in effect at the date of this Agreement.

9.7.4	Accounting and Tax Policies

Any change in accounting or Tax policies, bases or practice of the Purchaser or the Company (in the case of the Company, having been introduced after Closing).

9.8	Insurance

The Seller shall not be liable under this Agreement in respect of any claim to the extent that the Losses in respect of which such claim is reimbursed under a policy of insurance in force as at the Closing Date. The Purchaser agrees to use reasonable endeavours to obtain reimbursement under any applicable policy of insurance.

9.9	Net Financial Benefit

The Seller shall not be liable under this Agreement in respect of any Losses suffered by the Purchaser or the Company to the extent of any corresponding savings by or net benefit to the Purchaser or the Company arising from such Losses or the facts giving rise to such Losses (including, for the avoidance of doubt, any tax deductible received by the Purchaser or the Company as a result of such Loss to the extent that such deduction or other tax benefit is actually received).

9.10	Mitigation of Losses

The Purchaser shall take and procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement. For the avoidance of doubt, the provisions under this Clause 9.10 shall in no way apply to any litigation or other proceedings regarding interconnection fees between the Purchaser and/or any of its Affiliates on the one hand, and the National Communications Authority of Hungary on the other hand.

9.11	Purchaser’s Right to Recover

If, before the Seller pays an amount in discharge of any claim under this Agreement, the Purchaser or the Company recovers (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which compensates the Purchaser or the Company (in whole or in part) in respect of the Loss or liability which is the subject matter of the claim, the Purchaser shall procure that, before steps are taken to enforce a claim against the Seller following notification in accordance with Clause 15.10 of this Agreement, any actual recovery (less any reasonable costs incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, such claim to the extent of such recovery. If there is a reasonable likelihood that the Purchaser and/or the Company may recover from a third party a sum which compensates the Purchaser and/or the Company (in whole or in part) in respect of a Loss or liability which is the subject matter of a claim, the Purchaser shall, or shall cause the Company to, take all reasonable actions to recover such amount from such third party.

9.12	Double Claims

The Purchaser shall not be entitled to recover from the Seller under this Agreement more than once in respect of the same Loss suffered.

9.13	Fraud

None of the limitations contained in this Clause 9 shall apply to any claim which arises or is increased, or to the extent to which it arises or is increased, as the consequence of, or which is delayed as a result of, fraud on the part of the Seller.

10	Claims

10.1	Notification of Claims under this Agreement

Notices of claims under this Agreement shall be given by the Purchaser to the Seller within the time limits specified in Clause 9.1, specifying in reasonable detail the legal and factual basis of the claim and the evidence on which the Purchaser relies and, as far as reasonably practicable, an estimate of the amount of Losses which are, or are to be, the subject of the claim.

10.2	Investigation by the Seller

In connection with any matter or circumstance that may give rise to a claim against the Seller under this Agreement:

10.2.1	the Purchaser shall allow, and shall procure that the Company allows, the Seller and its financial, accounting or legal advisers reasonable opportunity to investigate the matter or circumstance alleged to give rise to a claim and whether and to what extent any amount is payable in respect of such claim; and

10.2.2	the Purchaser shall disclose to the Seller all material of which the Purchaser is aware, which is in the possession of the Purchaser’s Group and which relates to the claim and shall, and shall procure that any other relevant members of the Purchaser’s Group shall, give all such information and reasonable assistance, including reasonable access to premises and personnel during normal business hours and the right to examine and copy or photograph, at the Seller’s expense, any assets, accounts, documents and records, as reasonably necessary, subject to the Seller agreeing in such form as the Purchaser may reasonably require to keep all such information confidential and to use it only for the purpose of investigating the claim in question.

10.3	Conduct of Third Party Claims

If any third person shall notify the Purchaser or the Company with respect to any matter (a “Third Party Claim”) that may give rise to a claim for breach of a Seller’s Warranty, then the Purchaser shall promptly (and in any event within ten (10) Business Days after receiving notice of the Third Party Claim) notify the Seller thereof in writing. The Seller will have the right to assume and thereafter conduct the defence of the Third Party Claim with counsel of its choice provided that, in the Purchaser’s reasonable judgment, an unfavourable outcome could not reasonably be expected to have a Material Adverse Effect or could not reasonably be expected to materially prejudice the business, reputation or standing of the Purchaser or the Company or their relationships with customers, suppliers and other third parties that are material to the Purchaser’s or the Company’s businesses, and provided that the Seller shall first agree to indemnify the Purchaser and the Company against all documented Losses which they may reasonably incur in connection with such Third Party Claim and in taking any such action as the Seller may require under this paragraph. Unless and until the Seller assumes the defence of the Third Party Claim as provided in this Clause 10.3, the Purchaser and/or the Company may defend against the Third Party Claim in any manner they reasonably may deem appropriate; provided, however, that the party or parties conducting the defence of the Third Party Claim will not consent (or, in the case of the Purchaser, allow the Company to consent) to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the other party (not to be withheld unreasonably); provided, however, that the Seller may consent to the entry of any judgment or enter into any settlement without the Purchaser’s consent if the judgment or proposed settlement involves only the payment of money damages for which the Seller is liable hereunder and does not involve an admission of guilt by or impose an injunction or other equitable relief upon the Purchaser or the Company. The relevant party that defends such Third Party Claim shall consult with, to the extent practicable, and keep the other party informed with respect to the Third Party Claim and the defence thereof.

11	Use of the Seller’s Group’s Intellectual Property

The use of any Intellectual Property of the Seller’s Group by the Company following Closing shall be governed by the Trade Mark Licence Agreement attached as Annex E. The Seller shall pass the appropriate resolutions immediately following Closing and promptly take all steps necessary to change the name of the Company to a name that does not contain the name “Tele2” or any similar name, word or phrase immediately following Closing.

12	Service Level Agreements

12.1	Services provided by members of the Seller’s Group shall be governed by the Framework Migration Agreement and the Framework Service Agreement attached as Annex F.

12.2	Customer relations services between the Company and its customers provided by Transcom Hungary Kft. shall be governed by the Transcom Agreement.

13	Restrictive Covenant of the Seller

13.1	The Seller undertakes that it shall not, inside the Republic of Hungary, for a period of two years from the date of this Agreement:

13.1.1	conduct any Restricted Service; or

13.1.2	directly or indirectly solicit or entice away or endeavour to solicit or entice away from the Company any director or manager or sales person employed or otherwise engaged by the Seller on the date of this Agreement; however this shall not apply, if such person’s employment relationship has already been terminated.

13.2	The Seller agrees with the Purchaser that the restrictive covenants in Clause 13.1 are reasonable and necessary for the protection of the value of the Company and that having regard to that fact those covenants do not work harshly against it.

13.3	Without prejudice to Clause 15.11, while the restrictions in Clause 13.1 are considered by the Parties to be reasonable from the view point of the competition purposes, it is agreed that if any of those restrictions, by themselves or taken together, are deemed to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Purchaser but would be deemed reasonable if part or parts of their wording were deleted or amended or qualified or the periods referred to were reduced or the range of products and/or services or area dealt with were reduced in scope, then the relevant restriction or restrictions shall apply with such modification or modifications as may be necessary to make it or them valid and effective.

14	Confidentiality

14.1	Announcements

Pending Closing, no announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the Seller’s Group or the Purchaser’s Group without the prior written approval of the Seller and the Purchaser. This shall not affect any announcement or circular required by law or any regulatory body or the rules of any recognised stock exchange on which the shares or bonds of either the Seller’s Group or the Purchaser’s Group are listed but the party with (or whose affiliate has) an obligation to make an announcement or issue a circular shall consult with the other party insofar as is reasonably practicable before complying with such an obligation.

14.2	Confidentiality

14.2.1	This Clause 14 shall be without prejudice to the Confidentiality Agreement, which agreement shall continue notwithstanding this Agreement, provided that to the extent of any inconsistency between the Confidentiality Agreement and this Agreement, the terms of this Agreement shall prevail.

14.2.2	Subject to Clauses 14.1 and 14.2.3:

(i)	each of the Seller and the Purchaser shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(a)	the provisions of this Agreement and any agreement entered into pursuant to this Agreement; or

(b)	the process and negotiations relating to this Agreement (and any such other agreements);

(ii)	the Seller shall treat as strictly confidential and not disclose or use any information relating to the Company following Closing and any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser’s Group relating to the transactions contemplated by this Agreement; and

(iii)	the Purchaser shall treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Seller’s Group including, prior to Closing, the Company.

14.2.3	Clause 14.2.2 shall not prohibit disclosure or use of any information if and to the extent that:

(i)	the disclosure or use is required by law, any regulatory body or any recognised stock exchange on which the shares or bonds of Tele2 AB or any member of the Purchaser’s Group are listed;

(ii)	the disclosure or use is required to vest the full benefit of this Agreement in the Seller or the Purchaser;

(iii)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;

(iv)	the disclosure is made to professional advisers of any party on a need to know basis and on terms that such professional advisers undertake to comply with the provisions of Clause 14.2.2 in respect of such information as if they were a party to this Agreement;

(v)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(vi)	the other party has given prior written approval to the disclosure or use; or

(vii)	the information is independently developed after Closing,

provided that prior to disclosure or use of any information pursuant to Clause 14.2.3 (i), (ii) or (iii), the party concerned shall promptly notify the other party of such requirement with a view to providing that other party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

15	Other Provisions

15.1	Indemnification

15.1.1	The Seller shall indemnify and keep the Purchaser indemnified against:

(i)	subject to Clause 9, any and all Losses the Purchaser suffers as a result of the breach by the Seller of the Seller’s Warranties (for the avoidance of doubt, no indemnity claim and separate warranty claim can be made by the Purchaser on the same ground);

(ii)	subject to Clauses 9.5 and 9.7 through 9.13, any and all Losses relating to the period up to Closing in relation to the retroactive upward modification of the interconnection fees payable by the Company, in connection with the currently ongoing litigation between the National Communications Authority of Hungary and incumbent Hungarian fixed line and mobile operators, in respect of which the Company is acting as an intervening party supporting the National Communications Authority of Hungary;

(iii)	subject to Clauses 9.5 through 9.13, any and all Losses suffered by the Company and incurring as a result of the Company having to make an actual payment or increased payment of Tax which relates to the period prior to the Closing Date, provided that the amount of such loss was not reflected in the calculation of the Adjusted Purchaser Price;

(iv)	any and all Losses suffered by the Company as a result of the Accenture Claim; and

(v)	any tax liability of the Purchaser and/or the Company as a result of the Purchaser Price adjustment pursuant to Clauses 7.4, 7.5 and/or 7.6.

15.1.2	The Purchaser shall indemnify the Seller for any and all Losses the Seller suffers as a result of the breach by the Purchaser of the warranties given by the Purchaser.

15.1.3	No payment with respect to an indemnity claim shall be made pursuant to this clause 15.1 prior to the day when the matter is finally settled without possibility to appeal and following the expiry of a deadline which is 30 calendar days after the matter is finally settled without possibility to appeal.

15.2	Insurance

The Purchaser acknowledges that all insurance policies covering the Company were issued in favour of the Tele2 group by the relevant insurer. Such insurance policies will cease to be effective in respect of the Company as at Closing. The Purchaser shall bear the risks of ensuring that appropriate insurance policies are issued in respect of the Company for the period following the Closing Date.

15.3	Further Assurances

15.3.1	Each of the Seller and the Purchaser shall from time to time execute such documents and perform such acts and things as either of them may reasonably require to transfer the Business Quota to the Purchaser and register such transfer at the Court of Registration, including to procure the satisfaction of the conditions in Clauses 4.1.1, 4.1.2, 4.1.6 and 4.1.7.

15.3.2	The Purchaser shall, and shall procure that the Company shall, retain for a period of 6 years from Closing the books, records and documents of the Company to the extent they relate to the period prior to Closing and shall, and shall procure that the Company shall, allow the Seller reasonable access to such books, records and documents, including the right to take copies, at the Seller’s expense, all to the extent reasonably necessary or appropriate for the preparation of Tax returns and the handling of Tax audits and disputes and litigation.

15.3.3	Save in the case of fraud or gross misconduct, each party undertakes to the other to waive any rights, remedies or claims which it may have in respect of any misrepresentation, inaccuracy, act or omission relating to any employee, officer or adviser of the other or the Company in the period prior to the Closing of this Agreement and, in the case of the Purchaser, after Closing shall procure that the same waiver is given by the Company.

15.4	Whole Agreement

15.4.1	This Agreement contains the whole agreement between the Seller and the Purchaser relating to the subject matter of this Agreement to the exclusion of any terms implied by law, statute or regulation which may be excluded by contract and supersedes any previous written or oral agreement between the Seller and the Purchaser in relation to the matters dealt with in this Agreement.

15.4.2	The Purchaser acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly referred in or incorporated into it.

15.4.3	So far as is permitted by law and except in the case of fraud, each of the Seller and the Purchaser agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

15.4.4	In Clauses 15.4.1 through 15.4.3 only, the term “this Agreement” includes the Confidentiality Agreement and all documents entered into by the Parties pursuant to this Agreement.

15.5	No Assignment

Except as otherwise expressly provided in this Agreement, neither the Seller nor the Purchaser may without the prior written consent of the other, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

15.6	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Seller and the Purchaser.

15.7	Method of Payment

Wherever in this Agreement provision is made for the payment by one party to the other, such payment shall be effected by crediting for same day value the account specified by the payee to the payer reasonably in advance and in sufficient detail to enable payment by telegraphic transfer or other electronic means to be effected on or before the due date for payment.

15.8	Costs

15.8.1	The Seller shall bear all costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement and the sale of the Business Quota.

15.8.2	The Purchaser shall bear all such costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement and the purchase of the Business Quota.

15.9	Interest

If the Seller or the Purchaser defaults in the payment when due of any sum payable under this Agreement, (howsoever determined) its liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at the Agreed Interest Rate. Such interest shall accrue from day to day.

15.10	Notices

15.10.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing in English; and

(ii)	delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

15.10.2	A Notice to the Seller shall be sent to the following address, or such other person or address as the Seller may notify to the Purchaser from time to time:

Tele2 Europe S.A.

75 Rte de Longwy, Bertrange, 8080 Luxembourg

Fax: +352 27750 250

Attention:

with a copy to:

Tele2 Sverige AB

Box 62, Borgarfjordsgatan 16, 164 94 Kista, Sweden

Fax: +46 (0) 8 5626 4747

Attention

15.10.3	Other than with respect to a notice sent by the Seller pursuant to Clause 5.1.3, a Notice to the Purchaser shall be sent to the following address, or such other person or address as the Purchaser may notify to the Seller from time to time:

Invitel Távközlési Szolgáltató Zrt.

H-2040 Budaörs, Puskás Tivadar u. 8-10, Hungary

Fax: +36 1 801 1551

Attention: Robert Bowker, Chief Financial Officer

A Notice shall be effective upon receipt and shall be deemed to have been received:

(i)	at the time of delivery, if delivered by hand or courier;

(ii)	five (5) Business Days from and including the date of postage; or

(iii)	at the time of transmission in legible form, if delivered by fax.

15.11	Partial Invalidity

If any part of this Agreement is invalid or unenforceable, it does not affect the validity and the enforceability of other provisions of this Agreement, except only if the Parties would not have entered into this Agreement without the invalid or unenforceable regulation. The Parties shall seek in good faith to agree the replacement for such regulation with a valid and jurisdictionally enforceable regulation and if agreement as to such replacement can not be reached, the replacement shall be determined in accordance with Clause 15.13.2.

15.12	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Seller and the Purchaser may enter into this Agreement by executing any such counterpart.

15.13	Arbitration and Governing Law

15.13.1	This Agreement and the documents to be entered into pursuant to it shall be governed by and construed in accordance with Hungarian law.

15.13.2	The Parties agree that all disputes arising from or in connection with this Agreement, its breach, termination, validity or interpretation, shall be exclusively decided by the Court of Arbitration attached to the Hungarian Chamber of Commerce and Industry, Budapest in accordance with its own rules of proceedings. The number of arbitrators shall be three with one to be appointed by each of the Seller and the Purchaser and the third to be agreed upon by such appointed persons or, if such appointed persons can not agree, by such Court. The language to be used in the arbitral proceedings shall be English.

In witness whereof this Agreement has been duly executed.

SIGNED by Fredrik Linton	}
on behalf of Tele2 Europe S.A. as Seller

SIGNED by Martin Lea	}
on behalf of Invitel Távközlési Szolgáltató Zrt.

as Purchaser

Schedule 1

The Company

Name of Company:	TELE2 Magyarország Kft.

Company registration number:

Registered office:	1132 Budapest, Victor Hugo u. 18-22.

Date and place of incorporation:	7 May 2001, Hungary

Registered capital:	HUF 3,000,000

Sole quotaholder:	Tele2 Europe S.A.

Managing Directors:

Schedule 2

Closing Obligations

1	General Obligations

1.1	The Seller’s Obligations

On Closing, the Seller shall deliver or make available to the Purchaser evidence that the Seller is duly authorised to execute the Transaction Documents.

1.2	The Purchaser’s Obligations

On Closing, the Purchaser shall deliver or make available to the Seller:

1.2.1	evidence of the due fulfilment of the condition set out in Clause 4.1.1;

1.2.2	evidence of the due fulfilment of the condition set out in Clause 4.1.7; and

1.2.3	evidence that the Purchaser is duly authorised to execute the Transaction Documents.

2	Transfer of the Business Quota

2.1	Transfer Obligations

On Closing, the Seller and Purchaser shall do the following:

2.1.1	The Purchaser shall evidence to the Seller that the Preliminary Purchase Price has irrevocably and unconditionally been transferred to the bank account of the Seller (i) indicated in Clause 3.2 or (ii) notified to the Purchaser in writing in accordance with Clause 15.10.3.

2.1.2	The Purchaser shall deliver to the Seller a declaration in the form of either a public deed or a private deed with full power of evidence as defined by Hungarian law, addressed to the managing directors of the Company, of the purchase of the Business Quota and of the acknowledgment of the provisions of the Company’s deed of foundation as binding on it, as required by section 127(4) of Act 4 of 2006.

2.1.3	The Seller shall deliver to the Purchaser the updated members’ list of the Company showing the Purchaser as the sole quotaholder of the Company, signed by the managing director of the Company.

2.1.4	The Seller shall deliver to the Purchaser written resignations of the managing directors, effective as of the Closing Date.

Schedule 3

Warranties given by the Seller

3	The Company - Corporate Information

3.1	The Business Quota

3.1.1	The Seller:

(i)	is the sole legal and beneficial owner of the Business Quota; and

(ii)	has the right to exercise all voting and other rights attaching to the Business Quota.

3.1.2	The Business Quota comprises the whole of the registered capital of the Company and is fully paid.

3.1.3	No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the conversion, issuance, registration, sale or transfer, amortisation or repayment of any registered capital of the Company under any option, agreement or other arrangement (including conversion rights and rights of pre-emption).

3.1.4	There are no Encumbrances on the Business Quota.

3.1.5	All consents other than the approval of the Hungarian Competition Office for the sale of the Business Quota have been obtained or will be obtained by Closing.

3.1.6	The particulars contained in Schedule 1 are true and accurate.

3.1.7	The Company has no subsidiaries and does not act or carry on business in partnership or in a joint venture with any other person.

3.2	Constitutional Documents, Corporate Registers and Minute Books

3.2.1	The constitutional documents in the Data Room Documentation are true and accurate copies of the constitutional documents of the Company and, so far as the Seller is aware, there have not been and are not any breaches by the Company of its constitutional documents which would have a Material Adverse Effect on the business of the Company or the transactions contemplated by this Agreement.

3.2.2	The registers and minute books required to be maintained by the Company under Hungarian law:

(i)	are up-to-date;

(ii)	are maintained in accordance with applicable law; and

(iii)	contain complete and accurate records of all matters required to be dealt with in such books and records,

in each case in all material respects.

3.2.3	All registers and books referred to in Paragraph 1.2.2 above are in the possession (or under the control) of the Company.

3.2.4	All filings, publications, registrations and other formalities required by applicable law to be delivered or made by the Company to company registries have been duly delivered or made on a timely basis.

4	Accounts

4.1	The Accounts have been prepared in accordance with Hungarian generally accepted accounting principles.

4.2	No material change has been made to the accounting policies of the Company for at least three years prior to the Accounts Date.

4.3	The Accounts present in accordance with Hungarian generally accepted accounting principles a true and fair view of the assets, liabilities (actual or contingent) and profits or losses of the Company as at the Accounts Date and the results of operation of the Company for the period ended on the Accounts Date.

4.4	The accounting records of the Company are up-to-date and have been properly and accurately maintained in all material respects and are in the possession of the Company.

5	Guarantees

Other than in the ordinary and usual course of business, there is no outstanding guarantee, indemnity, suretyship, loans or security given:

5.1.1	by the Company; or

5.1.2	for the benefit of the Company.

6	Assets

6.1	Leases

6.1.1	So far as the Seller is aware, there is no past or subsisting breach or non-observance of any covenant, condition or agreement contained in any of the lease agreements to which the Company is a party which could result in the termination of such lease agreement or otherwise materially adversely affect the business of the Company and there is no right for the landlord to terminate the lease before the expiry of the contractual term, otherwise than by breach of the lease by the lessee.

6.1.2	The Company is not party to, and does not have any liability under, any leasing or hire, hire purchase, credit sale, conditional sale (lízing, tulajdonjog fenntartásával való értékesítés, halasztott fizetési megállapodás) or similar agreement involving an aggregate liability of the Company in excess of €20,000 other than as disclosed in the Data Room or in the Disclosure Letter.

6.1.3	The Company is not a party to, and does not have any liability under, any long term lease (tartós bérlet) or similar agreement other than as disclosed in the Data Room or in the Disclosure Letter.

6.2	Ownership of Assets

All assets included in the Accounts, other than any assets disposed of or realised in the ordinary course of business, and excepting rights and retention of title arrangements arising by operation of law in the ordinary course of business:

6.2.1	are legally and beneficially owned by the Company;

6.2.2	are, where capable of possession, in the possession or under the control of the Company; and

6.2.3	none of such assets is the subject of an Encumbrance.

6.3	Sufficiency of Assets

So far as the Seller is aware, the property, rights and assets owned, leased or otherwise used by the Company comprise all the property, rights and assets necessary for the carrying on of the business of the Company substantially in the manner in, and to the extent to, which it is presently conducted.

7	Intellectual Property

7.1	Ownership etc.

7.1.1	The Intellectual Property legally owned or otherwise used by the Company is listed in Annex G.

7.1.2	So far as the Seller is aware, all the Intellectual Property which is owned or used by the Company is:

(i)	owned by, or validly granted to, the Company, and is free from all licences and Encumbrances;

(ii)	valid and enforceable and nothing has been done or omitted to be done by which they may cease to be valid and enforceable; and

(iii)	not, and to the Seller’s knowledge, could not be reasonably expected to be, the subject of a claim from any person as to title, validity, enforceability, entitlement, infringement or otherwise.

7.1.3	To the Seller’s knowledge, the Company has all rights in and to Intellectual Property necessary for it to carry on its business as carried on in the six (6) months prior to the Signing Date.

7.1.4	To the Seller’s knowledge, the Company owns and/or has the right to use the IT systems that it needs to carry on its business as presently conducted.

7.2	Licences

So far as the Seller is aware, the material licence agreements included in the Data Room Documentation are in full force and effect, no notice having been given on either side to terminate them and the obligations of all parties have in all material respects been complied with.

8	Subscribers

As at 29 June 2007, the Company had 483,496] Active 90 Subscribers.

9	Contracts

9.1	The Company is not a party to or subject to any material contract which is not in the ordinary course of business.

9.2	True, accurate and complete copies of all Material Contracts to which the Company is a party, have been included in the Data Room Documentation.

9.3	To the Seller’s knowledge each of the Material Contracts to which the Company is a party is in full force and effect. The Company is not and, to the Seller’s knowledge, no other party is in material breach of any such Material Contract. No notice or claim of any breach or invalidity of any Material Contract has been made or received by the Seller or the Company. No notice of termination of any such Material Contract has been served or received by the Seller or the Company and, to the Seller’s knowledge, save for the bank guarantees listed in Schedule 3 of the Disclosure Letter there are no grounds for the termination, rescission, avoidance or repudiation of any such Material Contract and there has been no allegation of such a thing.

10	Employees

10.1	Employees

10.1.1	The Employment positions of the Company and the related salaries are set out in Annex H.

10.1.2	None of the Company’s employees has a notice period for the termination of their employment in excess of 3 months.

10.2	No amendment

Other than as set out in Annex D, since 28 June 2007, there have been no material amendments nor any proposals to materially amend the terms of employment or the consultancy agreement of:

(i)	any Key Employee; or

(ii)	any consultant having a term left to run than is longer than 4 months.

10.3	The Company is not party to a collective agreement or required to comply with a collective agreement.

10.4	As of the date of signing of this Agreement, the Company has no works council or other body representing employees which has a right to be represented or attend at or participate in any board or council meeting or a right to be informed, consulted or make representations in relation to the business of the Company.

10.5	None of the employees of the Company, the Seller or any of the Seller’s Affiliates, is entitled to a commission, bonus or other remuneration of any other sort from the Company upon or in relation to the completion of the transactions contemplated by this Agreement, and the Company will not be liable to pay for or to finance the payment of any such commission, bonus or remuneration.

11	Legal Compliance

11.1	Licences and Consents

All licences, permits and authorisations necessary to carry on the business of the Company as presently conducted have been obtained, are in force and, so far as the Seller is aware, are being complied with in all material respects. The Seller is not aware of any reason why any of them might be suspended, modified or revoked.

11.2	Compliance with Laws

11.2.1	The Company is conducting and has at all times conducted its business in all material respects in compliance with applicable laws and mandatory regulations.

11.2.2	So far as the Seller is aware, there is no investigation, court, tribunal, arbitrator, governmental agency or regulatory body proceeding against the Company.

11.2.3	The Company has not received any written notice during the past 12 months from any court, tribunal, arbitrator, governmental agency or regulatory body with respect to a violation and/or failure to comply with any such applicable law, regulation.

12	Litigation

12.1	Current Proceedings

The Company is not involved whether as claimant or defendant or other party in any legal action, proceeding, suit, litigation, prosecution, mediation or arbitration (other than as claimant in the collection of debts arising in the ordinary course of its business), which is material to the business of the Company.

12.2	Pending or Threatened Proceedings

So far as the Seller is aware, no such claim, legal action, proceeding, suit, litigation, prosecution, mediation or arbitration is pending or threatened by or against the Company.

13	Tax

13.1	Tax Returns

All Tax returns and other returns which are or have been required to be made or given by the Company to any Tax authority have been made or will be given within the requisite periods and on a proper basis and are up-to-date and correct.

13.2	Taxes Paid

All Taxes as payable by the Company have been paid when due or if not yet due, full reserves have been made in the accounts of the Company for such amounts.

13.3	Taxes Under Employment and Similar Arrangements

All Tax deductible and payable in respect of Taxation arising or associated with a person’s employment relationship with the Company or with any person’s relationship with the Company under a service contract, a secondment or any other contract under which a person works for or at the Company has, so far as it required to be deducted, been deducted from all payments made or treated as made by the Company and all amounts due to be paid to the relevant Governmental Authority competent to impose Tax prior to the date of this Agreement or as the case may be Closing Date have been so paid.

14	Issues Since the Accounts Date

Since the Accounts Date:

(i)	the business of the Company has been carried on as a going concern in the ordinary course; and

(ii)	there has been no Material Adverse Change.

15	General

15.1	Authority and Capacity

15.1.1	The Seller and the Company is validly existing and is a company duly incorporated under the law of its jurisdiction of incorporation.

15.1.2	The Seller has the legal right and full power and authority to enter into and perform the Transaction Documents.

15.1.3	The Transaction Documents will, when executed, constitute valid and binding obligations on the Seller and/or the Company, in accordance with their respective terms.

15.1.4	Each of the Seller and the Company has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and to perform the Transaction Documents to which it is a party.

15.1.5	The execution, delivery and performance by the Seller of the Transaction Documents to which it is a party will not result in a breach of or constitute a default under: (i) any provision of the memorandum or articles of association of the Seller or the Company; (ii) any order, judgment or decree of any court or Governmental Authority by which the Seller or, so far as the Seller is aware, the Company is bound; (iii) any agreement or instrument to which the Seller is a party or by which it is bound or, so far as the Seller is aware, any Material Contract to which the Company is a party or by which it is bound; or (iv) any law by which the Seller or, so far as the Seller is aware, the Company is bound.

16	Insolvency etc.

16.1.1	Neither the Seller nor the Company is insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.

16.1.2	There are no actual or threatened proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning either the Seller or Company.

17	Insurance

Subject to Clause 15.2:

17.1.1	the Company or the Seller has in full force and effect insurance policies listed in the Disclosure Letter.

17.1.2	with respect to each such insurance policy, so far as the Seller is aware:

(i)	such insurance policy is legal, valid, binding and enforceable, and all premiums and other fees due in connection therewith are current and up to date;

(ii)	the Company is not and no other party thereto is in breach or default, or has repudiated such insurance policy; and

(iii)	the Company is eligible to make claims under such insurance policy as contemplated by such insurance policy and, after the Closing, will continue to be eligible to make such claims with respect to events and circumstances that occurred on or prior to the Closing.

17.1.3	no material insurance claim is outstanding with respect to the Company and no circumstances exist which could give rise to any such material insurance claim.

18	Brokers’ and Advisor’s Fees

18.1	Neither the Seller nor any of its Affiliates nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement for which the Purchaser or the Company could become liable or obligated.

18.2	The Company shall not be liable for any fees in relation to the transactions contemplated by this Agreement (including, without limitation, any advisors’ fees and any fees in connection with the creation or maintenance of the Data Room Documentation but excluding, for the avoidance of doubt, payments to be made under the Framework Service Agreement, the Framework Migration Agreement or the Trademark Licence Agreement) whether paid prior to, at or after Closing.

19	Reports and Information

So far as the Seller is aware, the aggregate information (in whatever form) in relation to the Company constituting the Data Room Documentation, was true and accurate in all material respects at the time it was given, delivered or otherwise made available and, save as disclosed in the Disclosure Letter, there has been no event or circumstance since the time the information concerned was given, delivered or made available that would render such information untrue or inaccurate in any material respect. For the avoidance of doubt, this warranty does not apply to budgets or other economic or financial forecasts, projections, estimations or prospects of the Company.

Schedule 4

Warranties given by the Purchaser

20	Authority and Capacity

20.1	Incorporation

The Purchaser is validly existing and is a company duly incorporated under the law of its jurisdiction of incorporation.

20.2	Authority to enter into Agreement

20.2.1	The Purchaser has the legal right and full power and authority to enter into and perform the Transaction Documents.

20.2.2	The Transaction Documents will, when executed, constitute valid and binding obligations on the Purchaser in accordance with their respective terms.

20.3	Authorisation

The Purchaser has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and perform the Transaction Documents.

21	Financing

The Purchaser will be able to pay the Adjusted Purchase Price from its existing banking facilities and available cash.

22	Insolvency etc.

22.1.1	The Purchaser is not insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.

22.1.2	There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning the Purchaser.

23	Compliance with Tender Process

So far as the Purchaser is aware, the Purchaser did not breach any unfair competition provisions of applicable Hungarian law in connection with its participation in the Tender Process.

24	No Breach

As at the date of execution of this Agreement and except as expressly contemplated by this Agreement, the Purchaser had no actual knowledge of any breach of any provision contained herein.